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                             January 10, 2024

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed December 29,
2023
                                                            File No. 333-269760

       Dear Raluca Dinu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

       Amendment No. 6 to Form S-4 filed on December 29, 2023

       Unaudited Pro Forma Financial Statements, page 157

   1. We note your response to prior comment 2 as well as your enhanced disclosures related to
                                                        Scenarios 4 and 8 on
page 148. While we note that the parties, in their discretion, may waive the net tangible
assets closing condition pursuant to the terms of the BCA, please address how you will
address Sections 9.1(a) and (e) of your Charter which also includes the $5,000,001 net
tangible asset requirement.
   2. We note your response to the second bullet point of prior comment 3, which indicates that for purposes of the pro
forma financial statements, the Company has prepared them with the assumption that
shares are being acquired under the Stock Subscription Agreement. In order to present the
range of possible results, please address the impact to your pro forma financial statements if
you assume the parties are going to hold their shares under the
                                                        November 2023
Non-Redemption Agreements. Refer to Rule 11-02(a)(10) of Regulation
 Raluca Dinu
GigCapital5, Inc.
January 10, 2024
Page 2
         S-X.

3. We note your response to the second bullet of prior comment 4 as well as the revisions made to footnote 6 to the tabular presentation of the pro forma shares of the combined
         Company. For clarity and transparency, please expand your tabular presentation to separately present the material transactions which result in the issuance of QT Imaging
         Common Stock from the original former holders of QT Equity Securities.



4. With reference to Note B4, please reconcile the number of converted shares of the combined company, including the "Early Investor Consideration Shares" to the conversion of QT Imaging Convertible Notes (footnotes 5 and 6) in your tabular presentation of the pro forma shares of the combined company on page 153 and 154.
5. We note your response to prior comment 8 as well as your expanded disclosures on page
         174. You indicate that QT Imaging will recognize the issuance of the QT Imaging
         Common Stock as general & administrative expense in accordance with ASC 718-10.
         Please quantify such expense and address the need to reflect that expense in your pro forma financial statements.
6.       We note your response and revisions made in response to prior comment
11. As
         previously requested, with reference to the terms of the Yorkville financing agreement, please explain how you are accounting for the 1,000,000 share of QTH Holdings to be issued upon completion of the Business Combination.
7. We note your response to prior comment 12 and your revised disclosures on page 178. For transparency and clarity, please separately quantify the impact that the Stock Subscription
         Agreements, Yorkville Financing, September and November Non-Redemption Agreements, and any other recent financings had on your pro forma weighted
         average share calculation as well as your outstanding or potential shares of the Combined
         Company common stock equivalents that were excluded from the computation of pro forma diluted loss per share.
8. We note your response to comment 13. Please clarify whether or not $1 million Bridge
       Loan entered in November 2023 is included in your Note B4 referenced $3,500,000 Stock
FirstName LastNameRaluca Dinu
       Subscriptions Agreements. Also as previously requested, address how the
Comapany   NameGigCapital5,
       Working                Inc.was amended on October 26, 2023 to increase
the principal
                Capital Note that
Januaryamount to $705,000
        10, 2024 Page 2 is reflected in your pro forma financial statements FirstName LastName
 Raluca Dinu
FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
January 10,NameGigCapital5,
            2024            Inc.
January
Page 3 10, 2024 Page 3
FirstName LastName
       Please contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Jeffrey C. Selman, Esq.